FORM 10-SB12G/A


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB12G/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                       Commission File Number: ___________



                            QUANTUM COMPANIES, INC.
                 (Name of small business issuer in its charter)

                     NEVADA                         88-0361526
(States of other jurisdiction of              (I.R.S. Employer Identification
incorporation or organization)                               No.)

      350 West Ninth Avenue, #204, Escondido, California         92025
     (Address of principal executive offices)                   (Zip Code)

Issuers telephone number (760) 291-1710

Securities registered under Section 12(b) of the Exchange Act:



     Title of each class        Name of each exchange on which registered
     to be so registered             each class is to be registered

          N/A                                      N/A

Securities registered under Section 12 (g) of the Exchange Act:

                    Common stock, par value $.001 per share
                                (Title of class)

                        ________________________________
                                (Title of class)


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


As of October 30, 2003, the aggregate market value of the voting stock held by non - affiliates is undeterminable and is considered to be 0.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     As of September 30, 2003, the registrants had 3,085,000 shares of common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None

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


                             QUANTUM COMPANIES, INC.

                                   FORM 10 SB12G

                                TABLE OF CONTENTS
                                                                         PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . . . . . . . . . . . . . . 4

ITEM     2.       Managements Discussion and Analysis or Plan of Operation . 7

ITEM     3.       Description of Property . . . . . . . . . . . . . . . . . .11

ITEM     4.       Security Ownership of Certain Beneficial Owners
                        and Management  . . .                                11

ITEM     5.       Directors, Executive Officers, Promoters and
                         Control Persons . . . . . . . .                     12

ITEM     6.       Executive Compensation  . . . . . . . . . . . . . . .      13

ITEM     7.       Certain Relationships and Related Transactions  . . .      14

ITEM     8.       Description of Securities. . . . . . . . . . . . . . . .   15

                                                                PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . . . .       156

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . . . .     18

ITEM     3.       Changes in and Disagreements with Accountants . . . . .    18

ITEM     4.       Recent Sales of Unregistered Securities  . . . . . . .     18

ITEM     5.       Indemnification of Directors and Officers  . . . . . . . . 19

                                                              PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .           19

                                                              PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . . . . . . S- 1

ITEM     2.       Description of Exhibits . . . . . . . . . . . . . . . . S- 1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S- 2




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                                                             FORM 10  SB

                                                                PART I

ITEM     1.       Description of Business

     Quantum Companies, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 15, 1999. The Company was incorporated with the intent of acquiring real estate property. On April 1, 2001, the Company entered into an agreement to purchase a 7-unit apartment building from Triad Industries, Inc. a publicly traded company. The Company purchased the property for $399,000, of which $100,000 was paid by the issuance of the Companys common stock, by issuing 1,000,000 shares at $.10 per share. Due to logistics, the property was sold on August 13, 2002 for $350,000 to an unrelated third party. The Company received cash proceeds of about $27,000 from the sale of the property, which it has used to develop a subsidiary named ESHOPCOMMUNITIES.INC (referred to hereafter as E-shop).

The Company operates through its wholly owned subsidiary:

     E-shop was incorporated in Nevada and California on September 12, 2002. E-shop is an operating subsidiary of the Company that has developed an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. E-shop charges the merchant a fee to put them in the online portal that E-shop promotes to the local community. The merchants have the ability to promote themselves on the portal by having a informational page, a link to their website, and a printable coupon.

The Company has authorized 25,000,000 shares of $0.001 par value common stock.

     E-shop operates from a single location at 350 W. Ninth Ave #204, Escondido, California. The company uses 100 square feet, which is provided by E-shops president while the Company attempts to enact its business plan.

     Quantum Companies, Inc. utilizes a statutory office located at 2724 Otter Creek Court, Las Vegas Nevada, 89117.

     In the opinion of management, all of the products and services the Company uses are readily available. The products and services are easily substituted if any complications arose. Therefore, Quantum Companies, Inc is not dependent on any one company for their operations. It should be noted that the Company does not manufacture any of their own products.

     The Company is not required to deliver an annual report to security holders. The Company will send an annual report with audited financial statements to a security holder if requested. The Company is not currently a reporting entity.

     At the time the Company becomes a reporting entity, the Company will be required to file 10Ks, 10Qs, 8Ks, and various other reports. At this time, the public may read and copy any materials the Company files with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the Public Reference Room by calling
the  SEC  at   1-800-SEC-0330.   The  Company   has  filed  its  10SBA   report
electronically with the SEC. The SEC maintains a website where these reports may be found. The address of the website is as follows http://www.sec.gov.


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


Marketing

     Marketing is the responsibility of management. Once E-shop commences business operations the Company will market itself in communities in which it plans to provide services. The Company will use a mix of traditional print media (ie. yellow pages, newspaper, and magazines) along with the internet to contact existing and new clients to advertise on our website and to also contact consumers to use our website. The target audience of E-shop is two fold. E-shop would like to continually reach new businesses in the targeted areas to advertise on our site. Furthermore, E-shop would like to attract consumers that would like to use our website portal to take advantage of the online coupons and services offered by the businesss that advertise on our website. E-shop defines their targeted client as a business that cannot afford a large advertising budget or internet presence, that would like to receive the benefit of advertising services while not absorbing the entire cost. This occurs because E-shop markets the online portal rather than individual businesses to the local targeted consumers. E-shop charges a monthly fee to the merchants, which is far less than the cost of traditional advertising. E-shop considers the users of the portal to be anyone who would like to save money by taking advantage of the online coupons the merchants present on the site. Therefore, in the opinion of management, the advertising portal is unique in that it does not face the typical threats to the same extent that other businesses do. This stems from the fact that E-shop provides a place where businesses that want to attract more business have the ability to advertise online coupons to attract new clients. Therefore, even in economic downturns these merchants still tend to want to attract new clients, while these clients are still looking for ways to save money.

     The near-term and long-term market outlook for this industry is that it will continue its growth pattern mainly due to increased internet usage. According to the San Diego Union Tribune the population of San Diego County alone has now reached 1,950,300 people.

     There is no guarantee that any of the above mentioned market activity will occur, this is only the opinion of management.

Competition

     Management considers competition to be any other online portal in the community they plan to develop to be competition. In the first area the Company has identified in southwestern Riverside County, management is aware of three other entities providing the same services. Due to this being a relatively new industry management is not aware of any reports or studies, which would help the reader understand the competition a company in this industry will face. It is believed by management that the Company will distinguish itself from the others due to several factors. The most important factor management believes is the ease of use of the Companies advertising portal. The advertising portals all rely on advertising revenue to support their operations. Therefore, there are ads and promotional links all over the website, which slow down load times and confuse the portal user. E-shop has developed a site without all of these traditional features of a web portal, to give the user the ability to find what they are looking for without being overtaken by pop up ads or banners.
Services

     E-shop provides an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. E-shop charges the merchant a fee to put them in the online portal that E-shop promotes to the local community. The merchants have the ability to promote themselves on the portal by having a informational page, a link to their website, and a printable coupon.



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



Research and Development

The Company has not allocated funds for conducting research and development. It should be noted that the Company does not manufacture any of the products they use. The Company has not spent any funds historically on research and development.

Patents and Trademarks

     The Company does not own any patents, trademarks, royalty agreements, labor contracts, franchises, or concessions. The Company does own the internet domain addresses of www.eshopcommunities.com, www.eshoptemecula.com , www.eshopmurrieta.com , and www.eshopescondido.com .

Licenses

     The Company is not required to operate under any license other than the standard business licenses required.

Employees

     Presently, the Company has 2 employees. The employees only donate time on an as needed basis. Management does not intend to hire additional employees, the only hiring would be to replace a vacated position. In such cases, compensation to management and employees will be consistent with prevailing wages for services rendered. It should be further noted that the executive management of the Company provide their services on an as needed basis and are issued restricted common stock for their services.
     The Company does not deem any employees or officers to be significant. All the roles provided by the current staff can be easily replaced.

     The Company has hired Advanced Outsource, Inc. to perform the sales function of Eshop in the Temecula and Murrieta area. The contract is effective for one year and was executed on October 7, 2003. The contract has a commission only structure.

Facilities

     E-shop operates from a single location at 350 W. Ninth Ave #204, Escondido, California. The company uses 100 square feet, which is provided by E-shops president while the Company attempts to enact its business plan.

     Quantum Companies, Inc. utilizes a statutory office located at 2724 Otter Creek Court, Las Vegas Nevada, 89117.

Legal

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


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



Governmental Regulations

     There are no governmental regulations that restrict the Company, except those that bind other companies in the ordinary course of business.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Quantum Companies, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 15, 1999. The Company was incorporated with the intent of acquiring real estate property. On April 1, 2001, the Company entered into an agreement to purchase a 7-unit apartment building from Triad Industries, Inc. a publicly traded company. The Company purchased the property for $399,000, of which $100,000 was paid by the issuance of the Companys common stock, by issuing 1,000,000 shares at $.10 per share. Due to logistics, the property was sold on August 13, 2002 for $350,000 to an unrelated third party. The Company received cash proceeds of about $27,000 from the sale of the property, which it has used to develop a subsidiary named ESHOPCOMMUNITIES.INC (referred to hereafter as E-shop).

         The Company operates through its subsidiary:

     E-shop was incorporated in Nevada and California on September 12, 2002. E-shop is an operating subsidiary of the Company that has developed an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. E-shop charges the merchant a fee to put them in the online portal that E-shop promotes to the local community. The merchants have the ability to promote themselves on the portal by having a informational page, a link to their website, and a printable coupon.

         Existing staff will be sufficient for operations through 2003.

     In the opinion of management there are no trends or seasonal items that effect the operations of the Company.

     It should be noted that the Companys auditors Armando Ibarra CPA, have expressed in their financial statements and audit opinion letter that there is substantial doubt about the Companys ability to continue as a going concern.

     The Company does not have any internal sources of liquidity. Management has identified that the Company has a severe impairment to liquidity. Management intends to raise additional funds. However, to date management has not set any parameters for any type of offering, nor has management secured any future funds through any potential offering. There is the possibility that management will not be successful in obtaining additional capital. Management believes that existing cash will only be sufficient for six months once Eshop is operational. Management believes its short -term need for cash to be $20,000 total. This would give the Company the ability to enact their business plan to see if the business model is successful. Due to this being a new industry management does not have an opinion on long -term cash requirements. It is believed by management that within the first twelve months of enacting the Companys business plan that management will be able to determine whether or not the business model will be successful. Management believes that if the business model is successful that operations will supply enough cash to fund future expansion.


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


     The Companys current capital was provided by the founders of the Company, from private placements of common stock, loans and the sale of the real estate
property  it  had  acquired.   Management   believes  that  the  Companys  cash
requirement can be satisfied with the cash it currently has. Management anticipates that the future expansion of the Company will be possible from internal liquidity if the Companys business model is successful. This is due to the fact that the Company has set up its infrastructure in its entirety. The only items needed to expand into new areas would be a sales representative and advertising. These costs would not be incurred until the Company decides to expand to new areas. At this time management has not identified any new areas to which the Company might expand.

     In the event that outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements, the Company would consider private funding or the private placement of its securities and/or a private offering. Any outstanding funding will be procured by the parent holding company, Quantum Companies, Inc., if the Company experiences a substantial delay in its ability to secure public financing from the sale of its securities or from private lenders. Management feels that the Company as a going concern would be seriously jeopardized.

     The Company does not expect to purchase and/or sell any significant equipment during the next twelve months.

         There are no seasonal impacts on the Companys operations.

     The present services offered by the Company do not have an established customer base and there is no guarantee the service will ever maintain an established customer base. Management would consider additional products and services that would fit their customer profile.

         The Company does not maintain any inventory.

     For the year ended September 30, 2003 the Company had revenues of $0 compared to $29,689 for the same period ended September 30, 2002 with a net loss of $(13,222) for 2003 compared with a net loss of $(81,505) for the same period of 2002. The $29,689 decrease in revenues for year 2003 compared to 2002 can be attributed to a couple of factors. The contributing factors to this decrease include the fact that the Company disposed of its real estate holdings to concentrate on a new business plan. The new business plan is the Eshop advertising portal. The Company has spent its time developing the business model and is not yet operational. General and administrative costs remained fairly constant. However, there was a decrease in depreciation expense of $5,013 when comparing the year ended September 30, 2003 with the same period the year before. Also decreasing was bad debt expense in the amount of $2,100 when comparing the year ended September 30, 2003 with the same period the year before. Management is hoping the Eshop business plan will be fully implemented by the second quarter of 2004. This is the opinion of management and there is no way to guarantee the business plan will ever be entirely implemented. This is a new product and its success depends on its reception by local merchants.

     As of September 30, 2003, in liquid assets the Company has $25,111 in cash and approximately $2,100 in accounts receivable and $$1,800 in marketable securities. This is compared to $16,458 in cash and $1,100 in accounts receivable, $1,800 in marketable securities and prepaid expenses of $1,000 as of September 30, 2002. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current cash position would be able to fund the Company for at least 6 months if the Company had no revenues during its start up period.

     Management does not intend to hire additional employees, the only hiring would be to replace a vacated position. In such cases, compensation to management and employees will be consistent with prevailing wages for


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     services rendered. It should be further noted that the executive management of the Company provide their services on an as needed basis and are sometimes issued restricted common stock for their services.


Net Operating Loss

     The Company has accumulated approximately $104,031 of net operating losses as of September 30, 2003. This net operating loss may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes, will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2023. In the event if certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been recorded in the Companys financial statements.

Recent Accounting Pronouncements

     SFAS No. 145 -- On April 30, 2002, the FASB issued FASB Statement No. 145 (SFAS 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds both FASB Statement No. 4 (SFAS 4), Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS 4, FASB Statement No. 64 (SFAS 64), Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity is not prohibited from classifying such gains and losses as extraordinary items, so long as it meets the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, SFAS 145 amends paragraph 14(a) of FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment requires that a lease modification (1) results in recognition of the gain or loss in the 9 financial statements, (2) is subject to FASB Statement No. 66, Accounting for Sales of Real Estate if the leased asset is real estate (including integral equipment), and (3) is subject (in its entirety) to the sale-leaseback rules of FASB Statement No. 98, Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases. Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The implementation of SFAS 145 did not have a material effect on the financial statements.

     SFAS No. 146 -- In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect on adoption of SFAS 146 will change on a prospective basis the timing of when the restructuring charges are recorded from a commitment date approach to when the liability is incurred. The implementation of SFAS 146 did not have a material effect on the financial statements.


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


     SFAS  No.  147 -- In  October  2002,  the FASB  issued  Statement  No.  147
Acquisitions  of  Certain  Financial   Institutions    an  amendment  of  FASB
Statements No. 72 and 144 and FASB Interpretation No. 9 (SFAS 147). SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. The implementation of SFAS 147 did not have a material effect on the financial statements.

     SFAS No. 148 -- In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure"(SFAS 148). SFAS 148 amends SFAS No. 123 Accounting for Stock-Based Compensation" SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The implementation of SFAS 148 did not have a material effect on the financial statements.

Inflation

     In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

Quarterly Trends

     In the opinion of management, there are no quarterly or seasonal trends, which impact the Company.

Liquidity and Capital Resources

     As of September 30, 2003, in liquid assets the Company has $25,111 in cash and approximately $2,100 in accounts receivable and $$1,800 in marketable securities. This is compared to $16,458 in cash and $1,100 in accounts receivable, $1,800 in marketable securities and prepaid expenses of $1,000 as of September 30, 2002. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current cash position would be able to fund the Company for at least 6 months if the Company had no revenues during its start up period.

     As of September 30, 2003, the Company has $212 incurrent liabilities compared to current liabilities of $212 as of the same period the year before. The Company also has a loan payable to Triad Industries, Inc. for $20,000. It should be noted that Mr. Kelleher and Ms. Bryson, are officers / directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. The loan is non- interest bearing and payment terms have not been set.

     The Company does not have any internal sources of liquidity. Management has identified that the Company has a severe impairment to liquidity. Management intends to raise additional funds. However, to date management has not set any parameters for any type of offering, nor has management secured any future funds through any potential offering. There is the possibility that management will not be successful in obtaining additional capital. Management believes that existing cash will only be sufficient for six months once Eshop is operational. Management believes its short -term need for cash to be $20,000 total. This would give the Company the ability to enact their business plan to see if the business model is successful. Due to this being a new industry management does not have an opinion on long -term cash requirements. It is believed by management that within the first twelve months of enacting the Companys business plan that management will be able to determine whether or not the business model will be successful. Management believes that if the business model is successful that operations will supply enough cash to fund future expansion. This is the opinion of management and there is no way to guarantee the business plan will ever be entirely implemented. This is a new product and its success depends on its reception by local merchants.


     The Companys current capital was provided by the founders of the Company, from private placements of common stock, loans and the sale of the real estate
property  it  had  acquired.   Management   believes  that  the  Companys  cash
requirement can be satisfied with the cash it currently has. Management anticipates that the future expansion of the Company will be possible from internal liquidity if the Companys business model is successful. This is due to the fact that the Company has set up its infrastructure in its entirety. The only items needed to expand into new areas would be a sales representative and advertising. These costs would not be incurred until the Company decides to expand to new areas. At this time management has not identified any new areas to which the Company might expand.

ITEM     3.       Description of Property

     E-shop operates from a single location at 350 W. Ninth Ave #204, Escondido, California. The company uses 100 square feet, which is provided by E-shops president while the Company attempts to enact its business plan.

     Quantum Companies, Inc. utilizes a statutory office located at 2724 Otter Creek Court, Las Vegas Nevada, 89117.

         The Company does not keep inventory at any of its offices.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of August 31, 2003, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


         Name and                                            Amount
         Address                        Position            Owned      Percent
Michael Kelleher (1)                    President           125,000           4%

32469 Angelo Drive                      Director
Temecula, CA 92592

Linda Bryson (2)                        Treasurer / CFO     125,000           4%
9980 Scripps Vista Way #96              Director
San Diego, CA 92131

Cheryl B. Richards                      Director             75,000           2%
Ocean Terrace Drive
Las Vegas, NV 89128

     -------

 Management  as a group                                      325,000         10%

Based on 3,085,000 shares outstanding as of 9/30/03

     The above table was computed with the fact that there are no entities that have any rights to acquire any common stock within 60 days pursuant to options, warrants, conversion privileges or other rights. The Company has not filed forms to comply with Section 16(a) of the Exchange Act due to the Company not being required to as a non- reporting entity.
         Other owners of more than 5%.

Triad Industries, Inc. (1)(2)(3)                      1,210,000              36%
350 West Ninth Ave. #104
Escondido, CA 92025

(1)(2) Mr. Kelleher and Ms. Bryson, are officers / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Also included in the holdings of Mr. Kelleher and Ms. Bryson is 50,000 shares each that were purchased from the Companys 504 offering in September of 2000.

(3)These holdings represent the holdings of RB Capital and Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc., which are 100% wholly owned operating subsidiaries of Triad Industries, Inc.

     As of September 30, 2003 there were no shares of common stock owned by beneficial owners and management that were subject to options, warrants, preferred stock or other convertible securities exercisable within 60 days.
ITEM 5.  Directors, Executive Officers, Promoters, Control Persons and Directors

         Name and
         Address                                        Age      Position
Michael Kelleher                                      29         President
32469 Angelo Drive                                               Director
Temecula, CA 92592


Linda Bryson                                          44         Treasurer / CFO
9980 Scripps Vista Way #96                                       Director
San Diego, CA 92131

Cheryl B. Richards                                    56         Director
Ocean Terrace Drive
Las Vegas, NV 89128


     The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company.

         Michael Kelleher
         32469 Angelo Drive
         Temecula, CA 92592                          President/Director

Mr. Kelleher, 29, has been the President of the Company and E-Shop since September of 2002. Mr. Kelleher has been a director of the Company since September of 2002. Since 1997, Mr. Kelleher has been a director and officer of Triad Industries, Inc. Triad Industries, Inc. is publicly traded on the pink sheets under the symbol TDII. Mr. Kelleher, also provides consulting services to a number of clients needing financial services throughout the world.

         Linda Bryson
         9980 Scripps Vista Way #96
         San Diego, CA 92131                         Treasurer/CFO/Director

Ms. Bryson, 44, has been the President of Escondido Capital Inc. since February of 2003. Prior to that Ms. Bryson was the corporate secretary of the Company since 1993. Ms. Bryson is Treasurer/CFO and a Director of ESHOP Communities, Inc., a wholly owned subsidiary of Quantum. Ms. Bryson was elected to the Board in September of 2002. She is also the President and a Director of Triad Industries, Inc. which is publicly traded on the pink sheets under the symbol TDII


         Cheryl B. Richards
         Ocean Terrace Drive
         Las Vegas, NV 89128                         Director

Ms. Richards, 56, has been a Director of Quantum since 2000. She currently is a real estate agent in Texas. She worked for State Farm Insurance from 1997 to 2000 in the state of Nevada.

There is no set fee that Directors receive from Quantum Companies, Inc. If a fee is paid, it would be payable in stock, which would be paid annually. Directors do receive reimbursement for expenses incurred for attending meetings.

The Company does not deem any employees or officers to be significant. All the roles provided by the current staff can be easily replaced.


ITEM     6.       Executive Compensation

         Michael Kelleher
         Mr. Kelleher receives no salary.

         Linda M. Bryson
         Ms. Bryson receives no salary.

         Cheryl B. Richards
         Mrs. Richards receives no salary.

There is no set fee that Directors receive from Quantum Companies, Inc. If a fee is paid, it would be payable in stock, which would be paid annually. Directors receive reimbursement for expenses incurred for attending meetings.

         Name
         And                                                         Restricted
         Principal                                                       Stock
         Position                   Year               Salary          Awards

         Michael Kelleher  2003                            -            $    750
         President / Director       2002                   -                  -
                                    2001                   -                  -
                                    2001                   -                  -

         Linda Bryson               2003                   -           $    750
         Secretary / CFO            2002                   -                  -
         Director                   2001                   -                  -
                                    2000                   -                  -
         Cheryl Richards            2003                   -           $    250
         Director                   2002                   -                  -
                                    2001                   -                  -
                                    2000                   -                  -

     Mr. Kelleher received $750 in restricted stock awards for service for the nine months ended September 30, 2003 and is comprised of 75,000 shares of common stock at $.01. Fifty thousand shares ($500) were for officer fees and twenty five thousand shares ($250) were for director fees.

     Ms. Bryson received $750 in restricted stock awards for service for the nine months ended September 30, 2003 and is comprised of 75,000 shares of common stock at $.01. Fifty thousand shares ($500) were for officer fees and twenty five thousand shares ($250) were for director fees.

     Mrs. Richards received $250 in restricted stock awards for service for the nine months ended September 30, 2003 and is comprised of 25,000 shares of common stock at $.01. Twenty five thousand shares ($250) were for director fees.

     The directors and executives above do not have employment/consulting agreements or contracts.




ITEM     7.       Certain Relationships and Related Transactions

In September of 2000, Mr. Kelleher and Ms. Bryson purchased 50,000 shares each from the Companys private placement at $.01 per share.

     On March 31, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment on the Bancroft property purchase. It should be noted that the property was purchased from Triad Industries, Inc. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are fficers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.
     For the period ended July 31, 2003 Quantum Companies, Inc. also paid a cash management fee of $12,000 to RB Capital and Equities Inc., Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.

     On April 9, 2003 the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total consideration of $500 each. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $250 for total consideration of $250 each. Also on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.

     As of September 30, 2003 there have been no contracts or defined terms to any promoters for stock, cash, or any other payment terms.

ITEM     8.       Description of Securities

Common Stock

     The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share, of which 2,810,000 shares were issued and outstanding as of December 31, 2001. 2,810,000 shares were issued and outstanding as of December 31, 2002. As of September 30, 2003 there were 3,085,000 shares of common stock were issued and outstanding.

     All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.



                                     PART II

ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     The Companys shares have never traded, and there exists no public trading market for the shares. The Company has thirty-five (35) shareholders, including officers, directors, and control persons, the Company has never paid a dividend, nor does it intent to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

     No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

     Prior to the filing of this registration statement, no shares of the Companys Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority. The Companys Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchases written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability of shareholders to sell their shares.

     As of September 30, 2003 there were 35 holders of record of the Companys Common Stock. Because the Company does not presently trade, no trading history is presented herein.

     Recent Sales of Unregistered Securities are transactions deemed to have occurred in the last three years.

     On October 15, 1999, the Company issued 100,000 shares of common stock at $.01 for consideration of $1,000 for organizational costs incurred by others for the Company.

     In September of 2000, the Company issued 1,710,000 shares of common stock at $.01 in conjunction with a private placement offering by the Company for total consideration of $17,100. The Company received cash of $10,500 and, is due $6,100 that has been recorded by the receipt of a stock subscription receivable by the Company. Mr. Kelleher and Ms. Bryson purchased 50,000 shares each from the above mentioned private placement.

     On March 31, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment on the Bancroft property purchase. It should be noted that the property was purchased from Triad Industries, Inc. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.

     In April of 2002, the Company received $5,000 of the $6,100 the Company was due from the outstanding stock subscription receivable.

     As of December 31, 2002, the Company had 2,810,000 shares of common stock issued and outstanding.

     On April 9, 2003 the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total consideration of $500 each. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $.01 for total consideration of $250 each. Also on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.

     Of the Companys total shares outstanding 3,085,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 1,204,752 shares, the Company has identified no shares as being held by affiliates of the Company.

     Of the 1,535,000 restricted common shares 1,535,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule
144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an affiliate of the Company (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Companys Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

     A change of accountants occurred in August of 2003. The change was undertaken purely for convenience of the issuer. There were no disagreements or unresolved issues with the prior auditors. Triad Industries, Inc. former auditors Randy Simpson CPA were dismissed as of July 31, 2003. In the past two years the accountants report on the financial statements did not contain an adverse opinion, disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. There was also no disagreement in any way with the former accountant. The decision to change accountants was recommend and approved by the companys Board of Directors.

     The companys new accountant is Armando C. Ibarra CPA. Armando C. Ibarra CPA, was engaged on August 1, 2003. Armando C. Ibarra CPA was not consulted in any matters before being fully engaged.


ITEM     4.       Recent Sales of Unregistered Securities

     Recent Sales of Unregistered Securities are transactions deemed to have occurred in the last three years.

     On October 15, 1999, the Company issued 100,000 shares of common stock at $.01 for consideration of $1,000 for organizational costs incurred by others for the Company.

     In September of 2000, the Company issued 1,710,000 shares of common stock at $.01 in conjunction with a private placement offering by the Company for total consideration of $17,100. The Company received cash of $10,500 and, is due $6,100 that has been recorded by the receipt of a stock subscription receivable by the Company. Mr. Kelleher and Ms. Bryson purchased 50,000 shares each from the above mentioned private placement.

     On March 31, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment on the Bancroft property purchase. It should be noted that the property was purchased from Triad Industries, Inc. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.

     In April of 2002, the Company received $5,000 of the $6,100 the Company was due from the outstanding stock subscription receivable.

     As of December 31, 2002, the Company had 2,810,000 shares of common stock issued and outstanding.

     On April 9, 2003 the Company issued 50,000 shares of common stock to each of its two officers at $.01 for total consideration of $500. On the same day the Company also issued 25,000 shares of common stock to each of its three directors at $.01 for total consideration of $250 each. Also on the same day the Company issued 100,000 shares of common stock at $.01 to Corporate Capital Formation, Inc. for services rendered in the amount of $1,000. Mr. Kelleher and Ms. Bryson, are officer / directors of the company, and are officers and directors of Triad Industries, Inc., a publicly traded company that owns 100% of RB Capital & Equities, Inc., Gam Properties, Inc. and Corporate Capital Formation, Inc. Furthermore, the transaction was done as if it was arms length. The transaction was no more beneficial to either party than had it been done at arms length.

As of September 30, 2003 the Company has issued and outstanding 3,085,000 shares of common stock.

No common stock offering has been proposed to be offered publicly by the Company.


ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.




Accountants and Attorneys

         Accountants
         Armando C. Ibarra, CPA
         350 E Street
         Chula Vista, CA 91910

         Randy Simpson, CPA
         11775 S. Nicklaus Road
         Sandy, Utah 84092

         Attorneys
         Carmine Bua
         3838 Camino Del Rio N.
         San Diego, CA 92108

                                                              PART F / S

     The Companys financial statements for the period ended September 31, 2003 and have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

     The Companys financial statements for the period ended September 31, 2002 has been examined to the extent indicated in their reports by Randy Simpson CPA, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

                                     371 E Street, Chula Vista, CA. 91910
                                        Tel: (619) 422-1348 Fax: (619)
                                                   422-1465
To the Board of Directors of
Quantum Companies, Inc.

                           INDEPENDENT AUDITORS REPORT

We have audited the accompanying consolidated balance sheets of Quantum Companies, Inc. (a Nevada Corporation) as of September 30, 2003, and the related consolidated statements of operations, changes in stockholders equity, and cash flows for the nine months then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Quantum Companies, Inc. as of December 31, 2002, were audited by other auditors whose report dated June 30, 2002, on those statements included an explanatory paragraph that described going concern uncertainty discussed in Note 2e to the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quantum Companies, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the nine months then ended, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has no current source of revenue. This condition raise substantial doubt as to its ability to continue as a going concern. Managements plans regarding those matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



____________________________
Armando C. Ibarra, CPA-APC

October  24, 2003
Chula Vista, California

                            QUANTUM COMPANIES, INC.
                         (A Development Stage Company)
                          Consolidated Balance Sheets
                                     ASSETS
                                              As of          Year Ended
                                           September 30,     December 31,
                                             2003                  2002
Current Assets
Cash                                         $  25,111    $  16,458
Accounts receivable                              2,100        1,100
Marketable securities                            1,800        1,800
Prepaid accounting fees                             --        1,000
Total Current Assets                            29,011       20,358
Other Assets
Investments - Virgin Lakes                       3,000        3,000
Web site                                         3,420        2,545
Total Other Assets                               6,420        5,545
TOTAL ASSETS                                 $  35,431    $  25,903
LIABILITIES & STOCKHOLDERS'
EQUITY (DEFICIT)
Current Liabilities
Accounts payable                             $     212    $     212
Total Current Liabilities                          212          212
Long-Term Liabilities
Loan payable                                    20,000           --
Total Long-Term Liabilities                     20,000           --
TOTAL LIABILITIES                               20,212          212
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock ($.01 par value,
20,000,000 shares authorized;
3,085,000 and 2,810,000
shares issued and outstanding as of
September 30, 2003 and
December 31, 2002, respectively.)                3,085        2,810
Stock subscription receivable                   (1,600)      (1,600)
Additional paid-in capital                     117,765      115,290
Deficit accumulated during
development stage                             (104,031)     (90,809)
Total Stockholders' Equity (Deficit)            15,219       25,691
TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY (DEFICIT)               $  35,431    $  25,903

                QUANTUM COMPANIES, INC.
             (A Development Stage Company)
         Consolidated Statements of Operations
                                                               October 15, 1999
                                Nine Months                      (Inception)
                                    Ended         Year Ended        through
                                  September 30,  December 31,   September 30,
                                      2003         2002           2003
Revenues
Rental income                 $           -    $    29,689    $    67,905
Total Revenues                            -         29,689         67,905
Operating Expenses
Bad debt                                  -          2,100          2,100
Depreciation                              -          5,013         11,458
General & administrative
expenses                             13,222         13,726         50,336
Total Operating
expenses                             13,222         20,839         63,894
Operating Income (Loss)             (13,222)         8,850          4,011
Other Income (Expenses)
Interest expense                          -        (11,430)       (29,117)
Loss on disposition of
apartment complex                         -        (78,925)       (78,925)

Total Other Income (Expenses)             -        (90,355)      (108,042)
Net Income (Loss)               $   (13,222)   $   (81,505)   $  (104,031)
Basic earnings (loss)
per share                      $     (0.00)   $     (0.03)
Weighted average number of
common shares outstanding         2,986,282      2,810,000

             QUANTUM COMPANIES, INC.
          (A Development Stage Company)
            Consolidated Statement of Changes in Stockholders' Equity (Deficit) From October 15, 1999 (inception) through September 30, 2003
                                                                   Common
                                                     Common         Stock
                                                      Stock        Amount
Beginning balance, October 15, 1999                           -           $ -

Common stock issued on October 15, 1999 for
organization costs @ $0.01 per share                    100,000           100

Net income,  December 31, 1999

Balance,  December 31, 1999                             100,000           100

Common stock issued on September 5, 2000 in
connection with a private placement valued @ $0.01
per share; (less $5,000 stock subscription)           1,550,000         1,550

Common stock issued September 5, 2000 for
subscription receivable @ $0.01 per share               160,000           160

Net loss,  December 31, 2000

Balance,  December 31, 2000                           1,810,000         1,810

Common stock issued on March 1, 2001 in
connection with a real estate purchase contract valued
 @ $0.10 per share                                    1,000,000         1,000

Net loss,  December 31, 2001

Balance,  December 31, 2001                           2,810,000         2,810

On April 30, 2002 received stock subscription

Net loss,  December 31, 2002

Balance,  December 31, 2002                           2,810,000         2,810

Common stock issued on April 9, 2003 for
directors fees valued @ $0.01 per share                 175,000           175

Common stock issued on April 9, 2003 to
Corporate Capital valued @ $0.01 per share              100,000           100

Net loss,  September 30, 2003

Balance,  September 30, 2003                          3,085,000       $ 3,085






                                                       Additional      Stock
                                                       Paid - in   Subscription
                                                        Capital     Receivable
Beginning balance, October 15, 1999                           $ -        $ -

Common stock issued on October 15, 1999 for
organization costs @ $0.01 per share                          900          -

Net income, December 31, 1999                                   -

Balance, December 31, 1999                                    900          -

Common stock issued on September 5, 2000 in
connection with a private placement valued @ $0.01
per share; (less $5,000 stock subscription)                13,950     (5,000)

Common stock issued September 5, 2000 for
subscription receivable @ $0.01 per share                   1,440     (1,600)

Net loss, December 31, 2000

Balance, December 31, 2000                                 16,290     (6,600)

Common stock issued on March 1, 2001 in
connection with a real estate purchase contract valued
@ $0.10 per share                                          99,000          -

Net loss, December 31, 2001

Balance, December 31, 2001                                115,290     (6,600)

On April 30, 2002 received stock subscription               5,000          -

Net loss, December 31, 2002

Balance, December 31, 2002                                115,290     (1,600)

Common stock issued on April 9, 2003 for
directors fees valued @ $0.01 per share                     1,575          -

Common stock issued on April 9, 2003 to
Corporate Capital valued @ $0.01 per share                    900          -

Net loss, September 30, 2003

Balance, September 30, 2003                              $117,765   $ (1,600)






                                                       Accumulated       Total
                                                         Deficit
Beginning balance, October 15, 1999                            $ -          $ -

Common stock issued on October 15, 1999 for
organization costs @ $0.01 per share                             -        1,000

Net income, December 31, 1999                                    -

Balance, December 31, 1999                                       -        1,000

Common stock issued on September 5, 2000 in
connection with a private placement valued @ $0.01
per share; (less $5,000 stock subscription)                      -       10,500

Common stock issued September 5, 2000 for
subscription receivable @ $0.01 per share                        -            -

Net loss, December 31, 2000                                 (1,000)      (1,000)

Balance, December 31, 2000                                  (1,000)      10,500

Common stock issued on March 1, 2001 in
connection with a real estate purchase contract valued
@ $0.10 per share                                                -      100,000

Net loss, December 31, 2001                                 (8,304)      (8,304)

Balance, December 31, 2001                                  (9,304)     102,196

On April 30, 2002 received stock subscription                    -        5,000

Net loss, December 31, 2002                                (81,505)     (81,505)

Balance, December 31, 2002                                 (90,809)      25,691

Common stock issued on April 9, 2003 for
directors fees valued @ $0.01 per share                          -        1,750

Common stock issued on April 9, 2003 to
Corporate Capital valued @ $0.01 per share                       -        1,000

Net loss, September 30, 2003                               (13,222)     (13,222)

Balance, September 30, 2003                              $(104,031)   $  15,219

                    QUANTUM COMPANIES, INC.
                 (A Development Stage Company)
             Consolidated Statements of Cash Flows
                                                               October 15, 1999
                                    Nine Months                  (Inception)
                                     Ended         Year Ended       through
                                   September 30,   December 31,   September 30,
                                      2003           2002           2003
    CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                      $ (13,222)   $ (81,505)   $(104,031)
Adjustments to reconcile
net loss to net cash
used in operating activities:
Depreciation                                   -        5,013            -
Net book value of apartment complex
net of liabilities assumed                     -      105,665            -
(Increase) decrease in assets:
Prepaid expenses & real
estate escrow                              1,000          284            -
Accounts receivables                      (1,000)        (910)      (2,100)
Increase (decrease) in liabilities:
Payables & current liabilities              (212)      (5,788)           -
Common stock issued for services           2,750            -        2,750
Net cash provided by (used in)
operating activities                     (10,684)      22,759     (103,381)
CASH FLOWS FROM INVESTING ACTIVITIES
Investments                                    -       (1,800)      (3,000)
Investments in
marketable securities                     (1,800)           -       (1,800)
Rental appliances
building additions                             -       (1,308)           -
Website development                         (875)      (2,545)      (3,420)
Net cash provided by (used in)
investing activities                        (875)      (4,345)      (8,220)
CASH FLOWS FROM FINANCING ACTIVITIES
Stock subscription                             -        5,000       (1,600)
Debt payment                                   -       (8,994)           -
Change in loans payable                   20,212            -       20,212
Common stock                               2,810
Paid in Capital                          115,290
Net cash provided by (used in)
financing activities                      20,212       (3,994)     136,712
Net increase (decrease) in cash            8,653       14,420       25,111
Cash at beginning of period               16,458        2,038            -
Cash at end of period                  $  25,111    $  16,458    $  25,111
Supplemental Cash Flows Disclosures:
Cash paid during period
for interest                           $     -      $  11,430    $  29,117
Cash paid during period
for income taxes                       $    -      $        -   $     -
Schedule of Non-Cash Activities:
Common stock issued for services       $  2,750    $       -    $   2,750

                             QUANTUM COMPANIES, INC.
                   Consolidated Notes to Financial Statements
                            As of September 30, 2003


NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

     Quantum Companies, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 15, 1999. The Company was incorporated with the intent of acquiring real estate property. On January 30, 2001 the Company entered into an agreement to purchase a 7-unit apartment building from Triad Industries, Inc. a publicly traded company. The Company purchased the property for $399,000 of which $100,000 was paid by the issuance of the Companys common stock, by issuing 1,000,000 shares at $.10 per share. Due to logistics, the property was sold on August 13, 2002 for $350,000 to an unrelated third party. The Company received cash proceeds of about $27,000 from the sale of the property, which it has used to develop Eshop Communities, Inc. (referred to hereafter as Eshop).

     The Company has authorized 25,000,000 shares of $0.001 par value common stock.

The Company operates through its subsidiary:

     Eshop Communities, Inc., Eshop was incorporated in Nevada on September 12, 2002. Eshop is an operating subsidiary of the Company that has developed an online marketing portal that is geared toward smaller business that cannot afford large marketing budgets to give them an advertising presence. Eshop charges the merchant a fee to put them in the online portal that Eshop then promotes this portal to the local community. The merchants have the ability to promote themselves on the portal by having an info page, link to their website, and a printable coupon.


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Accounting Method

     The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year-end.

b.   Basis of Consolidation

     The Consolidated financial statements include the accounts of Eshop Communities, Inc., the parent Company, Eshop Communities, Inc., a Nevada corporation. All subsidiaries are wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

c.   Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

d.       Estimates and Adjustments

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring. See note 2g regarding the Companies revenue recognition policy.

e.       Accounts Receivable

     The Company considers accounts receivable to be fully collectible; accordingly, no allowances for doubtful accounts are required. If amounts become uncollectable, they will be charged to operations when that determination is made.

f.       Investments in Securities

     Marketable securities at September 30, 2003 are classified and disclosed as available for sale securities under the requirements of SFAS No. 130. Under such statement, the Companys securities are required to be reflected at fair market value. Changes in the fair value of investments are reflected in the balance sheet under other comprehensive income or loss

g.   Revenue Recognition and Deferred Revenue

     Revenue includes the following: Eshop Communities, Inc. revenue consists of service revenue. Revenue is recognized when the service is provided.


h.   Basic Earnings per Share

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective October 15, 1999 (inception).

     Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

i.   Income Taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


NOTE 3.   GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is managements plan to seek additional capital through sale of its securities through private placements.


NOTE 4.  PROPERTY & EQUIPMENT

     On August 13, 2002 the Company sold the Bancroft property for $350,000. The Company recognized a loss from this disposal in the amount of $78,925.


NOTE 5.  INTANGIBLES

     The Company has invested $3,420 in the operational online portal to make the web site more attractive to its users.

NOTE 6.  BASIC INCOME / (LOSS) PER COMMON SHARE

     Basic gain (loss) per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted gain (loss) per common share has been calculated based on the weighted average number of shares of common and preferred stock outstanding during the period. The variance between basic and diluted weighted average is the addition of preferred stock in the calculation of diluted weighted average per share.

                                    September 30,       December 31,
                                       2003               2002


Net income (loss) from
operations (Numerator)              $   (13,222)   $   (81,505)

Weighed average number of
shares outstanding (Denominator)      2,986,282      2,810,000

Basic Income (Loss) Per Share
                            -------------------------------------

From continuing operations          $     (0.00)   $     (0.03)




NOTE 7.  INCOME TAXES

                              As of September 30, 2003

Deferred tax assets:
Net operating tax carryforwards   $ 23,819
Other                                -0-
                ---------------------------------
Gross deferred tax assets           23,819
Valuation allowance                (23,819)
                ---------------------------------

Net deferred tax assets           $    -0-
                =================================


     Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 8.  SCHEDULE OF NET OPERATING LOSSES

1999   Net Operating Loss                 $      (0)

2000   Net Operating Loss                    (1,000)

2001   Net Operating Loss
                                             (8,304)
2002   Net Operating Loss                   (81,505)
2003   Net Operating Loss (nine months)     (13,222)
                                  -----------------
                                  -----------------
       Net Operating Loss                 $(104,031)
                                  =================

     As of September 30, 2003, the Company has net operating loss carryforwards of approximately $104,031. Net operating loss carryforward expires twenty years from the date the loss was incurred.


NOTE 9.  MARKETABLE SECURITIES

     At September 30, 2003, the Company held available for sale securities of the following company:



                      Trading  Number of   Mkt. Price At              FMV At
                       Market    Shares      Year End       September 30, 2003


Triad Industries, Inc      Pink   150,000      0.01                    1,800
                              ----------------------------
Total                                                                  $ 1,800
                              ============================

     The Company is in accordance with SFAS 130, when reporting available for sale securities. Available for sale securities is reported at market value as of September 30, 2003.


NOTE 10.  INVESTMENTS IN OTHER COMPANIES

At September 30, 2003, the Company held investments in the following companies:

                         FMV At          FMV At
                  December 31, 2003     September 30, 2003


Virgin Lakes Development Co.   $3,000    3,000
                     -------------------------
Total                          $3,000
                     =========================

NOTE 11.  STOCK TRANSACTIONS

     Transactions, other than employees stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration given up or received; whichever is more readily determinable. Transactions with employees stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever measure is deemed more reliable.

     On October 15, 1999, the Company issued 100,000 shares of common stock at $.01 for consideration of $1,000 for organizational costs incurred by others for the Company.

     In September of 2000, the Company issued 1, 710,000 shares of common stock at $.01 in conjunction with a private placement offering by the Company for total consideration of $17,100.

     The Company received cash of $10,500 and is due $6,100 that has been recorded by the receipt of a stock subscription receivable by the Company.

     On March 31, 2001, the Company issued 1,000,000 shares of common stock at $.10 per share or consideration of $100,000 for the down payment of the Bancroft property purchase.

     In April of 2002, the Company received $5,000 of the $6,100 the Company was due from the outstanding stock subscription receivable.

     As of September 30, 2003, the Company had 3,085,000 shares of common stock issued and outstanding.


NOTE 12.  STOCKHOLDERS EQUITY

     The stockholders equity section of the Company contains the following class of capital stock as of September 30, 2003.

     o Common stock, $0.001 par value; 25,000,000 shares authorized; 3,085,000 shares issued and outstanding as of
     September 30, 2003.

                                                               PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                    Exhibit Name

  3.1                      Articles of Incorporation with Amendments
  3.2                      By-Laws of Registrant
33.1                       Certification of the President
33.2                       Certification of CFO
99.1                       Section 906 Certification of Michael Kelleher
99.2                       Section 906 Certification of Linda Bryson
99.1                       Consent Letter

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM COMPANIES, INC.




By:/s/ Michael Kelleher
Michael Kelleher
President, Director



By:/s/ Linda Bryson
Linda Bryson
Treasurer /CFO, Director



Dated: November 20, 2003





























                                                                  S-1